[PKS Logo Letterhead]



                           Peter Kiewit Sons' GP, Inc.
                            Peter Kiewit Sons', L.P.
                           c/o Peter Kiewit Sons', Inc.
                                 Kiewit Plaza
                               Omaha, NE  68131


                                            June 11, 2003



VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549-0405

Re:     Peter Kiewit Sons' GP, Inc. and Peter Kiewit Sons', L.P.
        Withdrawal of Registration Statement on Form S-4 (File No. 333-99009)

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Peter Kiewit Sons' GP, Inc. (the "General Partner") and Peter Kiewit Sons', L.P. (the "Partnership" and, together with the General Partner, the "Registrants") hereby respectfully request that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Registrants' joint registration statement on Form S-4 (File No. 333-99009), as amended, and all exhibits thereto (collectively, the "Registration Statement").

The Registration Statement, which was originally filed with the Commission on August 30, 2002, relates to a proposed merger of Peter Kiewit Sons', Inc., the parent corporation of the Registrants ("Kiewit"), with and into the Partnership. As a result of the merger, the stockholders of Kiewit would have received one share of common stock of the General Partner and one limited partnership unit of the Partnership for each share of Kiewit common stock that they owned at the time of the merger. To date, no securities have been issued or sold pursuant to the Registration Statement.

The Board of Directors of Kiewit has now determined not to proceed with the merger. Accordingly, the Registrants hereby request that the Commission enter an order granting the withdrawal of the Registration Statement and credit to the account of Kiewit all fees paid by the Registrants in connection with the filing of the Registration Statement for future use by Kiewit pursuant to Rule 457(p) promulgated under the Securities Act.

If you have any questions with respect to this matter, please contact Michael
F. Norton of Kiewit at (402) 342-2052 or the Registrants' counsel, David K. Boston of Willkie Farr & Gallagher, at (212) 728-8000.
                                       Sincerely,



                                       PETER KIEWIT SONS' GP, INC.



                                       By:  /s/ Tobin A. Schropp
                                            Name:  Tobin A. Schropp
                                            Title:  Vice President



                                       PETER KIEWIT SONS', L.P.

                                       By:  Peter Kiewit Sons' GP, Inc.
                                            its general partner



                                       By:  /s/ Tobin A. Schropp
                                            Name:  Tobin A. Schropp
                                            Title:  Vice President

cc:  Chris Edwards